EXHIBIT 99.1

Fury Completes Form 40-F Filing

Vancouver, Canada – March 23, 2022 – Fury Gold Mines Limited (TSX: FURY, NYSE American: Fury) (“Fury” or the “Company”) reports that it has filed its 2021 annual report on Form 40-F with the United States Securities and Exchange Commission. The Form 40-F includes Fury’s annual information form, management discussion and analysis and audited financial statements for the year ended December 31, 2021. As required by Section 610(b) of the NYSE American Company Guide, the Company notes that the audit report from its independent registered public accounting firm included a going concern emphasis of matter that was attributable to the Company’s working capital and accumulated deficit as at December 31, 2021.

On Behalf of the Board,

Tim Clark

CEO and Director

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando

Tel: (778) 729-0600

Email: info@furygoldmines.com

Website: www.furygoldmines.com

About Fury Gold Mines Limited

Fury Gold Mines Limited is a Canadian-focused exploration company positioned in two prolific mining regions across the country. Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit  www.furygoldmines.com.

No regulatory organization has approved the contents hereof.

www.furygoldmines.com